

**EEI Financial Conference**

**October 26 - 29, 2003**

# Forward-Looking Statements

*Certain statements contained herein constitute forward-looking statements with respect to Allegheny Energy, Inc. and its subsidiaries within the meanings of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Allegheny Energy believes that its forward-looking statements are based on reasonable estimates and assumptions and currently available information, such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Allegheny Energy to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Actual results have varied materially and unpredictably in the past. Such factors, either individually or in the aggregate, may affect Allegheny Energy's operations, markets, products, services, prices, capital expenditures, development activities, and future plans.  Such factors include, among others, the following: execution of restructuring activity and liquidity enhancement plans; complications or other factors that render it difficult or impossible to obtain necessary lender consent or regulatory authorizations on a timely basis; general economic and business conditions; changes in access to capital markets; changes in interest rates; the continuing effects of global instability, terrorism and war; changes in industry capacity, development, and other activities by Allegheny's competitors; changes in the weather and other natural phenomena; changes in technology; changes in the price of power and fuel for electricity generation; changes in the underlying inputs and assumptions used to estimate the fair values of commodity contracts; changes in laws and regulation applicable to Allegheny, its markets, or its activities; environmental regulations; the loss of any significant customers and suppliers; the effect of accounting policies issued periodically by accounting standard-setting bodies; additional collateral calls; changes in business strategy, operations, or development plans; and other similar risks and uncertainties. Additional risks and uncertainties are identified and discussed in Allegheny Energy's reports and registration statements filed with the Securities and Exchange Commission.*

Allegheny Energy, Inc.

2

# Agenda

- **Early Progress**

- **Business Foundation**

- **Financial Update**

- **Conclusions**

Allegheny Energy, Inc.

# Progressing on a number of critical short-term issues

**Improving Liquidity**

**Reducing Volatility and Risk**

**Reestablishing Financial Reporting**

**Rebuilding the Management Team**

**Focusing on Core Generation and Delivery Business**

Allegheny Energy, Inc.

# Improving liquidity

### Sources of Cash Since June 16, 2003:

- **Net proceeds from sale of Conemaugh Generating Station**      **June 27, 2003**      **$46 million**

- **Convertible trust preferred securities (net proceeds)**      **July 25, 2003**      **$275 million**

- **Net Proceeds CDWR**      **September 15, 2003**      **$69 million**
  - **Includes $26M in Pledged Account**
  - **Excludes $71M Held in Escrow**

- **Tax refunds**      **Q3 2003**      **$72 million**

### Result:   Running Over $600M in Cash Balance

**Confident in ability to meet December 2003 debt principal payment**

Allegheny Energy, Inc.

5

# Reducing volatility and risk…

- **Sold West Book**

- **Terminated Williams and LV Cogen tolling agreements**

- **Mutual terminations and close-outs to reduce open positions**

- **Assignment and/or disposition of non-core trading positions**

**Trading now focused entirely on asset optimization within region**

Allegheny Energy, Inc.

6

# …With significant results

**Incremental Cash Flow Impact of $10/MWh Increase in Peak Power Prices**

**Value At Risk***





**Note :** Analysis captures only risk of trading book (market risk of physical assets not shown)
\* "Before" is as of 7/8/2003 and "After" is as of 10/20/2003. Daily Value at Risk of trading portfolio

# Financial reporting is getting back on track

| SEC Filing | Goal | Status |
|---|---|---|
| 2002 10-K | September 2003 | Complete |
| 2003 10-Qs (1Q, 2Q & 3Q) | December 2003 | In Process |
| 2003 10-K | March 2004 | On-Time |

**Goal is to provide timely and full financial disclosure**

# A talented senior management team has been put in place

**Board of Directors**

| Paul Evanson (Chairman) |
| H. Furlong Baldwin |
| Cyrus Freidheim, Jr. |
| Julia Johnson |
| Eleanor Baum |
| Ted Kleisner |
| Frank Metz, Jr. |
| Steven Rice |
| Gunnar Sarsten |

**President and CEO**
**Paul Evanson**
June 16, 2003

| Chief Financial Officer | Chief Accounting Officer | General Counsel | VP Strategic Planning/Chief Commercial Officer | VP HR and Admin. | President Allegheny Power | President Supply |
|---|---|---|---|---|---|---|
| Jeff Serkes | Tom Gardner | David Hertzog | Phil Goulding | Paul Slobodian | Joe Richardson | David Benson |

■ = New    ■ = Existing

Allegheny Energy, Inc.

9

# Focusing on core generation and delivery business

- **Re-focused trading business**

  - **Sold CDWR / hedges**

  - **Exited Williams and LV Cogen tolling agreement**

  - **Exited all remaining West Book positions**

- **Discontinued development of non-core power generation**

- **Evaluating divestiture of gas distribution businesses**

Allegheny Energy, Inc.

10

# A lot of accomplishments...

| Goal | Action | Implication |
|------|--------|-------------|
| Increasing Liquidity | – Sale of Conemaugh Generation Plant<br>– $300M Convertible Issuance<br>– Sale of West Book | – Liquidity in Place to Meet 2003 Obligations |
| Decreasing Volatility and Risk | – Completed Hedges, Bookouts, etc.<br>– Sale of West Book<br>– Reduction in Trading Open Positions | – Substantially Reduced Cash and Earnings Volatility<br>– Reduced Collateral Requirements |
| Reestablishing Financial Reporting | – Release 2002 10-K<br>– Fixing Processes for Future Reporting | – Timely Reporting Opens Opportunity for Additional Capital Markets Activities |
| Rebuilding the Management Team | – Rebuilt Senior Leadership Team | – Talent in Place to Lead Next Phase of Business Recovery and Organization Improvement |
| Increasing Focus on Core Generation and Delivery | – Exit Western Energy Market<br>– Discontinue Power Development | – Increased Focus on Core Geographic Region |

Allegheny Energy, Inc.

# …Many challenges ahead

- **Material Weaknesses in Internal Controls**

- **Timely Financial Reporting**

- **Liquidity Shortfall in 2004**

- **"Going Concern" Opinion**

- **Over-leveraged Balance Sheet**

- **Revitalize Organization**

- **Improve Core Operations**

Allegheny Energy, Inc.

# Agenda

- **Early Progress**

- **Business Foundation**

- **Financial Update**

- **Conclusions**

Allegheny Energy, Inc.



# Core generation and delivery business

**Allegheny Energy, Inc.**

**Allegheny Power**

**Allegheny Energy Supply**

- 46.8 bil kWh Consumed in 2002

**Long-term Contracted Power 46.9 bil kWh**

- 48.2 bil kWh Generated in 2002

**Balanced portfolio of load and generation between Allegheny Power and Allegheny Energy Supply with focus on core business**

# The regulated utility operates in the Mid Atlantic region



**Allegheny Power**

- West Penn Power
- Potomac Edison
- Monongahela

- ■ **Operates in 5 states (PA, WV, MD, VA, OH)**
- ■ **30,200 square miles**
- ■ **1.5 million electric customers**
- ■ **71,419 miles of transmission and distribution lines**
- ■ **Restructuring completed in each state except WV**
- ■ **0.2 million gas customers in WV**



# Balanced customer mix with steady growth prospects

### Percent of Revenues by Customer Class (2002)



### Historical Load Growth (1993-2002)



# Competitive cost position with further opportunity

### Transmission and Distribution Operations and Maintenance Costs*



### Transmission and Distribution Operations and Maintenance Costs*



**$20M improvement if first quartile achieved**

Note:     * Excludes G&A and transmission by others

Allegheny Energy, Inc.

# Competitive rates

**Residential Rates in Effect January 1, 2003**



# Regulated agreements give rate stability

## Regulatory Summary

| State | | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 |
|-------|------|------|------|------|------|------|------|
| **PA** | T&D | Through 2005 | | | | | |
| | Gen. – Res. | Through 2005 | | | Increases through 2008 | | |
| | Gen. – Com. | Through 2005 | | | Increases through 2008 | | |
| | Gen. – Ind. | Through 2005 | | | Increases through 2008 | | |
| **WV** | T&D | Regulated Generation and T&D | | | | | |
| | Gen. – Res. | | | | | | |
| | Gen. – Com. | | | | | | |
| | Gen. – Ind. | | | | | | |
| **MD** | T&D | Through 2004 | | | | | |
| | Gen. – Res. | Through 2008 | | | | | |
| | Gen. – Com. | Through 2004 | | | | | |
| | Gen. – Ind. | Through 2004 | | | | | |
| **VA** | T&D | Through 2007 | | | | | |
| | Gen. – Res. | Through 2007 | | | | | |
| | Gen. – Com. | Through 2007 | | | | | |
| | Gen. – Ind. | Through 2007 | | | | | |
| **OH** | T&D | Large C&I through 2003 | Other classes through 2005 | | | | |
| | Gen. – Res. | Through 2005 | | | | | |
| | Gen. – Com. | Large through 2003 | Small through 2005 | | | | |
| | Gen. – Ind. | Through 2003 | | | | | |

# High customer satisfaction

- **#2 in the East region in customer satisfaction for the past four years**

- **Allegheny Power is one of only five utilities to maintain or improve satisfaction ratings every year since 1999**

- **96% of customers rate their overall impression as good, very good, or excellent**

Allegheny Energy, Inc.

20

# Allegheny Power Summary

- **Balanced customer mix**

- **Steady growth**

- **Opportunity for performance improvement**

- **Competitive rates**

- **Rate agreements with stable regulatory environment**

- **High customer satisfaction**

Allegheny Energy, Inc.



# Core generation and delivery business

**Allegheny Energy, Inc.**

**Allegheny Power**

- 46.8 bil kWh Consumed in 2002

**Allegheny Energy Supply**

- 48.2 bil kWh Generated in 2002

**Long-term Contracted Power 46.9 bil kWh**

**Balanced portfolio of load and generation between Allegheny Power and Allegheny Energy Supply with focus on core business**

Allegheny Energy, Inc.

# Allegheny Energy Supply's fleet is primarily composed of base-load coal generation

## Allegheny 2002 Owned Capacity
### (11,041 MW)

**Capacity by Fuel Type**



**MWh Output by Fuel Type**



**Capacity by Region***



Note:      * Proforma 2003

# Asset base is cost advantaged in the PJM region



**PJM Dispatch Cost - Ozone Season**
**Compared to Load-Duration Curve (Oct. 2002-Sept. 2003)**

Generation Dispatch Cost ($/MWh)

Load Duration Curve (% Hours Load)

Hydro
AE = 1,018 MW

Nuclear

Coal
AE = 7,819 MW

Oil & Gas
AE = 951 MW

Capacity in MW

Legend: — Dispatch Cost (ozone season)  ▪ Allegheny Energy Units  — 2003 Avg  ⋯ 2003 Peak  — 2004 Avg  ⋯ 2004 Peak

# Contracts contribute to cash flow stability

**Contracted Generation (Contracted as a Percent of Projected Output)**



Percent of Unit Output

| 04 | 05 | 06 | 07 |
|----|----|----|----|
| 90 | 83 | 76 | 77 |

**Contracted Coal (Portion of Coal Purchased in Advance at Known Prices)**



Percent

| 2003 | 2004 |
|------|------|
| 100  | 92   |

Allegheny Energy, Inc.

# Long term price improvement likely

**POLR Contract Price
vs. Forecasted Market Price***



**Total Output
(Contracted vs. Market)**



**Note:**     * RDI Outlook for Power 2002 (Q3 2003 data)

# Additional growth opportunity from operational improvements

**2002 Coal Plant Equivalent Availability Factor**



**2002 Coal Plant O&M**



# Allegheny Energy Supply Summary

- **Allegheny Energy Supply's fleet is primarily composed of cost advantaged base-load coal generation in the PJM region**

- **POLR contracts and coal contracts contribute to cash flow stability**

- **POLR contract price increases and POLR volume reductions provide a significant opportunity for revenue uplift**

- **Additional growth opportunity from operational improvements**

# Agenda

- **Early Progress**

- **Business Foundation**

- **Financial Update**

- **Conclusions**

Allegheny Energy, Inc.

# 2002 was a tough year financially…

| Financial Results | 2001 | 2002 | Change |
|---|---|---|---|
| (millions, except per share numbers) | | | |
| Total Operating Revenues | $3,425 | $2,988 | ($437) |
| Pre-Tax Income | $699 | ($850) | ($1,549) |
| Consolidated (Loss) Income Before Extraordinary Charge and Cumulative Effect of Accounting Change | $449 | ($502) | ($951) |
| Basic EPS Before Extraordinary Charge and Cumulative Effect of Accounting Change | $3.74 | ($4.00) | ($7.74) |
| Consolidated Net (Loss) Income | $418 | ($633) | ($1,051) |
| Consolidated Basic EPS | $3.48 | ($5.04) | ($8.52) |

Allegheny Energy, Inc.

# … Additionally, credit rating, internal controls and financial reporting suffered

- **Material Weakness of Internal Controls Identified**

- **"Going Concern" Modification in Audit Opinion**

- **Lack of Financial Reporting**

- **Credit Ratings Received a Number of Downgrades**

| Credit Rating Changes | S&P | | | Moody's | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2001 | 2002 | 2003 |
| Allegheny Energy, Inc. | A | B+ | CCC+ | Baa1 | Ba1 | B2 |
| Supply Unsecured Debt | BBB+ | BB- | CCC+ | Baa1 | B1 | B3 |

- **Unrealized Losses on Commodity Contracts of $358M in 2002**

- **Realized Losses on Commodity Contracts of $240M in 2002**

- **Inaccurate Financial Forecasting**

Allegheny Energy, Inc.

# Management is actively addressing the issues

| Actions | Example |
|---|---|
| **Fix internal controls and reporting process** | • **Overhauling financial reporting policies and procedures**<br><br>• **Replace 58% of accounting department personnel in 2003/2004**<br><br>• **Upgrading accounting and reporting systems** |
| **Return to timely financial reporting** | • **Filed 2002 10-K in 9/03**<br><br>• **Expect to file 2003 10-Qs in 4Q/03**<br><br>• **Disclosure review procedure put in place** |
| **Continued cooperation with bank group** | • **Waivers and consents received acknowledging delayed financial reporting**<br><br>• **Flexibility on divestiture proceeds** |
| **Improve SEC and rating agency relationships** | • **Timely and frequent communications**<br><br>• **Full disclosure and management access** |
| **Enhance financial forecasting** | • **Improving forecasting tools**<br><br>• **Enhancing controls to ensure consistency** |

Allegheny Energy, Inc.

# Early progress has improved liquidity…
## … But significant debt matures in 2004 and 2005

**Short-Term Liquidity**



**Debt Amortization Schedule (2004 - 05)**



Note: * Include $7.5M AYE, Inc. debt per quarter in 1Q04 through 1Q05

# Short-term financial plan in place to address maturities, leverage and operating cash

- **Refinance debt, extend term and enhance flexibility**

- **Sell selective non-core assets**

- **Maximize core business free cash flow**
  - **Improve operational performance**
  - **Focus on G&A, O&M and capital expenditures**

- **Evaluate potential equity issuance to fortify the balance sheet**

# Long-term financial objectives and goals established

- **Enhance Liquidity**

- **Achieve Investment Grade FFO Coverage Ratios**

- **Restore Balance Sheet**

- **Return to Steady, Predictable Growth**

- **Restore Dividend**

Allegheny Energy, Inc.

# Agenda

- **Early Progress**

- **Business Foundation**

- **Financial Update**

- **Conclusions**

# Investment Highlights

- **Stable, proven utility with good customer mix and steady growth prospects**

- **Low-cost coal generation fleet that is well matched to regional load**

- **A majority of generation output under long-term contracts**

- **Improving liquidity, financial reporting and controls**

- **Talented, dedicated management team with focused financial and operational strategy**

- **Future growth and performance improvement prospects**